Exhibit 99.1

JMU Limited Divested Food Supply Chain Business

SHANGHAI, July 22, 2019 /PRNewswire/ -- JMU Limited (the "Company" or "JMU") (Nasdaq: JMU) today announced that it has divested its food supply chain business by selling all the issued and outstanding shares of New Admiral Limited, a wholly-owned subsidiary of the Company to Marvel Billion Development Limited in exchange for $1,000,000 in cash. In addition, the buyer and the divested entities agreed to waive all the rights and claims with respect to the liabilities owed by the Company to the divested entities. Upon the completion of this transaction, the purchaser has assumed all the outstanding liabilities of the divested entities.

Marvel Billion Development Limited is associated with the Company’s chairperson of the board of directors and chief executive officer Ms. Xiaoxia Zhu. The transaction has been approved by the Company’s audit committee and board of directors.

After the divestment, JMU will focus on developing blockchain-based asset transaction platform products, seizing potential business opportunities that come along with the emerging blockchain technology. With this change in strategies, the Company expects to create more business opportunities, optimize results of operations and improve financial condition going forward.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend," "ought to," "plan," "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement and JMU might not be able to implement all of its strategic plans as expected. All information provided in this press release is as of the date of this press release and is based on assumptions that JMU believes to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Zhengzhen Li

JMU Limited

lizhengzhen@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

For more information about JMU Limited, please visit: http://ir.ccjmu.com.